Exhibit 99.1

Suite 220-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w.	www.kimberresources.com

KIMBER CLOSES C$2,000,000 PRIVATE PLACEMENT WITH INVECTURE GROUP

October 3, 2013

Vancouver, British Columbia - Kimber Resources Inc. (TSX:KBR) (the “Company”) is pleased to announce the closing of the private placement with Invecture Group, S.A. de C.V. ("Invecture") which was announced in its news release of September 25, 2013.

The placement consisted of the sale of 20,000,000 common shares of the Company at a price of C$0.10 per common share for gross proceeds of C$2,000,000. The proceeds of the placement will be used for working capital and general corporate purposes. The shares issued to Invecture are subject to a hold period in Canada which expires on February 3, 2014.

The placement was undertaken pursuant to the terms of the support agreement between the Company and Invecture announced in the Company's September 25, 2013 news release.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supported further evaluation and more advanced economic studies at the Monterde deposits, with the 2012 Updated Mineral Resource Estimate Technical Report for the Carmen deposit representing a component of those activities.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner, BSc (Hons) Geology
Vice President, Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: kimbernews@kimberresources.com

Forward looking statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements in this press release include, without limitation, statements relating to: the making of the Offer; the consummation of the Offer, including any second step transaction to acquire Kimber shares not tendered to the Offer; the mailing of the take-over bid circular and directors’ circular (and other related Offer documents) and anticipated timing thereof. Words such as “may”, “would”, “could”, “should”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “potential” and similar expressions may be used to identify these forward-looking statements although not all forward looking statements contain such words.

Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, risks associated with the Offer and acquisitions generally, such as: the failure to satisfy the conditions of the Offer (including the minimum tender condition); completion of the acquisition may be more costly than expected; and the risk of unexpected costs or liabilities relating to the acquisition.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results or achievements may vary materially from those expressed or implied by this press release. These factors should be considered carefully and reader should not place undue reliance on the forward-looking statements. These forward-looking statements are made as of the date of this press release and, other than as required by law, neither Invecture Group nor Kimber intends to or assumes any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.